Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.  Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Supporting Statement:
Dominion Should Study Climate and Investment Risks Posed by Wood-burning Power Plants

What the resolution would do:
Congruent with Securities and Exchange Commission disclosure requirements1 for risks associated with climate change, the resolution asks Dominion to prepare a report to analyze greenhouse gas emissions from its wood-burning power plants and assess whether increasing regulation of greenhouse gas emissions reduces the value of Dominion’s investments in wood-burning for power generation.

Background:
Wood-burning power plants emit significantly more carbon dioxide per megawatt-hour than coal or natural gas-fired power plants on a day-to-day basis.  Increasingly, states and the federal government are regulating these greenhouse gas emissions, and reducing or eliminating renewable energy subsidies for these plants.

Dominion has made significant investments in wood-burning power plants, converting three coal plants to burn wood (153 MW), in addition to the existing 83 MW Pittsylvania plant and the new 600 MW Virginia City Hybrid Center, which will generate up to 117 MW by co-firing wood with fossil fuels.  The Company depends on renewable energy subsidies to support its wood-burning power plants, stating they are a “key revenue stream” that is “critical” to the plants’ “economic viability.”2 Dominion stated to the Virginia State Corporation Commission that if greenhouse gas emissions from wood-burning were regulated, the value of its coal plant conversions would be no more than if the plants had continued to burn coal. 3

In the last year, Washington DC has eliminated renewable energy subsidies for low-efficiency biomass power plants like Dominion’s, meaning the Company will not be able to collect subsidies from this market.  The EPA’s draft “Clean Power Plan,” which sets CO2 emissions rates for new power plants and seeks to reduce emissions from existing facilities, counts CO2 from wood that is co-fired at coal plants when calculating facility emissions. EPA’s draft plan acknowledges that co-firing wood increases CO2 emissions and decreases coal plant efficiency, thus plants that co-fire wood, like Dominion’s Virginia City Hybrid Center, may be less able to reduce emission rates.

Dominion states that preparing a report on bioenergy emissions would be premature and duplicative, but this is not the case.  If Dominion had previously conducted such a study and assessed the potential for subsidies to decrease and regulation to increase, as is occurring now, the Company might not have made such large investments in wood-burning power plants.  Dominion continues to project that by 2029, 74 percent of its renewable energy will come from burning wood, leaving investors unable to assess whether the Company’s renewable energy investments are cost-effective or whether they may instead become stranded assets. Shareholders should vote FOR the resolution.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Marion Edey is not able to vote your proxies, nor does this communication contemplate such an event.  We urge shareholders to vote FOR Item 11 following the instruction provided on the management’s proxy mailing.

1 SEC Guidance says that the physical effects of global climate change and the legislation, regulations and policies developed to address it can materially affect companies. Publicly traded companies must thus assess the materiality of climate change matters to their business and determine what should be disclosed in SEC filings.  Commission Guidance Regarding Disclosure Related to Climate Change (Release Nos. 33-9106; 34-61469; FR-82) February 2010.
2 Letter from Carolyn Moss, Managing Director, Mid-Atlantic State and Local Affairs, Dominion, to Thomas Middleton, Senate Finance Committee Chair, Maryland Legislature.  March 5, 2013.
3 SCC Case No. PUE-2011-00073. Vol. III 01-12-2011, Direct Testimony of Glenn A. Kelly, Director of Generation System Planning for Dominion. Vol. II 06-27-2011, p. 13, Figure 7.